SSYS Q1 2020 Earnings Script + Corresponding Slide Reference

SLIDE 1: TITLE

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ first quarter 2020 financial results.

My name is [ ], and I’m your operator for today’s call.

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 2: CALL DETAILS & PARTICIPANTS

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our 2020 first quarter financial results. On the call with us today are our CEO, Yoav Zeif and our CFO, Lilach Payorski.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor relations section of our website.

SLIDE 3: FORWARD-LOOKING STATEMENT

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements including, without limitation, those regarding our expectations as to our future revenue, gross margin, operating expenses, taxes and other future financial performance, and our expectations for our business outlook. All statements that speak to future performance, events, expectations or results are forward-looking statements. Actual results or trends could differ materially from our forecast. For risks that could cause actual results to be materially different from those set forth in forward-looking statements, please refer to the risk factors discussed or referenced in (a) Stratasys' annual report on Form 20-F for the 2019 year, as well as in (b), our reports on Form 6-K that we are furnishing to the SEC today, including (i) the related press release concerning our earnings for the first quarter of 2020, and (ii) our Operating and Financial Review and Prospects, which are attached as exhibits to those reports on Form 6-K. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

SLIDE 4: NON-GAAP DISCLOSURE

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our CEO, Yoav Zeif, Yoav?

SLIDE 5: CEO OPENING REMARKS

SPEAKER: Yoav Zeif

Thank you Yonah.

Good morning everyone and thank you for joining today’s call.

First and foremost, I hope that you and your families are healthy and safe. We are all experiencing an unprecedented global pandemic. Our thoughts go out to those that have been impacted, and we'd like to extend our deepest gratitude to the many heroes that are working hard to keep people safe during this difficult time.

SLIDE 6: GENERAL BUSINESS REVIEW

As many of you have learned, 3D Printing has played an important, even critical role during this crisis, helping the medical community maintain a steady supply of personal protective equipment, testing swabs and more. I could not be prouder of the Stratasys team and how we have responded to the situation. Our top priority is the well-being of our most valuable asset, our employees worldwide. We began an ongoing communications channel here as soon as the news began trickling out. As early as February 3rd we sent a company-wide email regarding travel restrictions and have tried to be ahead of the curve wherever possible. We implemented work-from-home options early, ensured that all IT needs would be met for remote activity, and set up an intranet for real-time updates and FAQs. Stratasys operated as an “essential business” in all key US locations. Our regional HR teams have been providing round-the-clock support. And we have increased the frequency of our management updates, across all corporate and regional teams, with a weekly review of practices and procedures to meet the current specific challenges. I want to recognize the efforts of the entire Stratasys family – those who have made a swift and effective adjustment to working remotely to support our business, as well as those who continued coming into the offices, the labs and production facilities, working under social distancing and safety conditions to keep our production plants open and our products shipping. Our people have demonstrated relentless passion to keep our business strong and active - on behalf of the leadership team, we greatly appreciate your extraordinary resilience at this challenging time.

On to the business. We are committed to transparently sharing what we are seeing to the extent possible. The unpredictability of so many factors at play, on a global scale, has created an atmosphere of uncertainty on many levels. We will lay out the ways we are being both proactive and adapting as needed, while staying focused on maintaining our business continuity and coming out of this pandemic stronger and poised for growth. We do believe that the fog is slowly lifting and that as things stabilize our visibility will improve in the coming months.

Let me start by saying that our business is healthy. We believe that we are well-prepared to manage the current downturn with a strong balance sheet, while focusing on cost control and cash generation. We have over $325 million in cash and equivalents and no debt. Our engagement level with our customers remains high and the demand for our systems is strong.

Unfortunately, due to COVID-19 our business in Asia was already affected earlier in the quarter, followed by Europe and then the US. As events were unfolding, we recognized how our technology can play a major role to support the healthcare community and we responded immediately. I’d like to share some of what we have experienced – including actions we took to help fight the pandemic, the measures we are taking to address the business operationally, and how we see the market playing out. In fact, as we will soon discuss, in some ways we may emerge from this situation in an even better position for the long-term than before.

SLIDE 7: RESPONSE TO COVID-19

With over 30 years of experience leading the 3D Printing industry that we helped found, Stratasys was well positioned to mobilize what we believe is the largest additive manufacturing network in the world, in order to assist in the fight against COVID-19. We leveraged our application expertise, our channel and partner network and our corporate-wide resources to help get a variety of printed parts to the global medical community.

SLIDE 8: COVID-19 - OEM COALITION

Initially, in consultation with customers like Medtronic and the Mayo Clinic, we identified face shields as the first application and fastest way to match what was desperately needed with what could be produced. We built a coalition of over 100 companies, including Medtronic, Boeing and Raytheon, that agreed to use their Stratasys systems and others for this effort. To-date, over 100,000 shields and related items have been delivered. We connected most of them via the cloud using our new GrabCAD Shop work management software. Other customers of ours responded as well, such as Schlumberger, General Atomics and Bayer. It has been amazing to watch these multi-national OEMs pivot so quickly to meet the need, highlighting a key benefit of 3D Printing over conventional methods – the versatility to instantly go from making air ducts or tail-lights to PPE and ventilator tubes.

SLIDE 9: COVID-19 - PARIS HOSPITAL

In Paris, AP-HP, the largest hospital system in Europe, bought, installed and began running 60 of our FDM printers - literally 48 hours from ordering to making their first shield. This provides them with a rapid-response system to address multiple protective equipment and medical device needs, as well as better control over their supply of 3D-printable parts.

SLIDE 10: COVID-19 - COVENT CHALLENGE

In the US we have been hosting the CoVent-19 Challenge in our GrabCAD community, through the auspices of a team of anesthesiology resident physicians from Massachusetts General Hospital. We have already received over 200 entries from more than two dozen countries around the world. The goal is to design a rapidly deployable, low-cost mechanical ventilator, and Stratasys applications engineers are helping seven finalist teams develop working prototypes in our labs this month.

SLIDE 11: COVID-19 - ORIGIN SWABS COLLABORATION

Additionally, we recently announced an agreement with Origin, a San Francisco additive manufacturing company, to deliver to healthcare providers and testing centers up to 1.3 million testing swabs every week. We’ve already facilitated orders for a few hundred thousand units.

Here in Israel the government implemented a robotic COVID-19 testing system to conduct up to 3000 tests per day. Before the program could launch, the system sustained irreversible damage to its fluid containers, and it would have taken weeks or longer to get the exact precision and replacement parts from the vendor in the Far East. Using our PolyJet technology with Bio-compatible materials we were able to quickly print these parts so that the testing could continue.

And globally, in order to address the unique challenges of providing support at this time, for certain printers such as our new J55, our service teams have been enhancing their tools with videos and remote device management systems in order to provide better digital and real-time support for installation and troubleshooting.

SLIDE 12: COVID-19 - 3D PRINTING VALUE PROPOSITION

These are just a few examples of what is truly an incredible display of commitment across a worldwide network of “makers,” led by Stratasys and peer companies throughout the entire additive manufacturing industry, to combat COVID-19. We have no doubt that all of these efforts are showcasing our industry in a positive light, educating the market and significantly increasing awareness of the many value propositions of additive. As a reminder, some of those key benefits include greater freedom of design, speed and cost-efficiency of product iteration and the flexibility to produce a wide range of products from a single system. Only 3D Printing can provide localized production in proximity to the end market through digital inventory, adjust production flow on the fly for factory jigs and fixtures, and as demonstrated during this crisis - help alleviate the problem of a supply chain crunch. We believe that as a result of the way our industry has stepped up during this time, more and more companies and governments will reassess their supply chains and implement decisions that drive increased demand for 3D Printing as a strategic imperative, leading to incremental business opportunities once we emerge from the current situation.

SLIDE 13: COVID-19 - MITIGATION MEASURES

The decline in Q1 sales and the softness we are seeing now in Q2 are clearly due to a meaningful portion of our customer base being effectively shut down from a purchasing and consumption perspective. As a reminder, our revenue cadence tends to be back-end loaded, with a significant portion of business coming in the final few weeks of the quarter, so the impact on our results was more notable. Furthermore, the unusually low 48.4% margins was not due to special discounts or material ASP reductions, rather it is based on the lower proportion of hardware and consumables out of the total revenue mix. We strongly believe that margins will come back into our usual range in the low 50’s percent when the macro environment recovers.

Meanwhile, to help mitigate the impact we began to implement cost-control measures at the end of February and continue to closely manage them. All employees were effectively reduced to a 4-day work-week last month, we’ve instituted a non-essential hiring freeze and we’ve adjusted our cost base and production plan accordingly. As a reminder, in 2019 we built inventory in both raw materials and finished goods to help us meet demand in a more efficient way and prepare for our new product launches. While it reduced our operational cash generation last year, it proved to be an even wiser move than anticipated, as we have more finished goods now that are located in their respective regions. While we are facing some minimal supply issues for our new products, we are less exposed for our existing ones. Additionally, our plants are operational, as we continue production to secure our inventory levels to meet demand. And yet, even though the business environment right now is slow, we are encouraged by the discussions we are having and the opportunities that will come once the situation passes.

SLIDES 14 & 15: J55 LAUNCH EVENT

As an example of the high level of interest, two weeks ago many of you attended our digital launch event featuring the new PolyJet J55, an exciting and highly innovative system that brings most of the features of our premium PolyJet technology right into the office, in a quiet, yet powerful new and patented turntable format. Thousands of people attended the event, including many Fortune 500 companies, a strong indication of interest.

Our new product development plans are continuing, and to-date we have not reduced our spending for these programs. We had originally planned to launch new products in the back half of this year, primarily in Q4. Due to the current situation it is clear that the return on the investment of marketing, trade shows, travel and other expenses needed to launch would be severely limited in a tempered spending environment. In order to maximize the impact, and to avoid any potential supply chain issues, we believe it makes more sense to wait until the first half of 2021. We are excited about these additions to our product and technology portfolio and look forward to sharing more at the appropriate time.

I would like to now turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results. Lilach?

SLIDE 16: CFO REMARKS

SPEAKER: Lilach Payorski

Thank you, Yoav, and good morning, everyone.

SLIDE 17: FINANCIAL RESULTS SUMMARY

Total revenue in the first quarter was $132.9 million compared to $155.3 million for the same period last year. On a constant currency basis, total revenue declined 13.9%.

GAAP operating loss for the quarter was $19.9 million, compared to an operating loss of $3.3 million for the same period last year.

Non-GAAP operating loss for the quarter was $8.4 million, compared to operating income of $6.8 million for the same period last year.

GAAP net loss for the quarter was $21.7 million, or ($0.40) per diluted share, compared to a net loss of $2.3 million, or ($0.04) per diluted share, for the same period last year.

Non-GAAP net loss for the quarter was $10.6 million, or ($0.19) per diluted share, compared to Non-GAAP net income of $5.7 million, or $0.10 per diluted share reported for the same period last year.

SLIDE 18: REVENUE

Product revenue in the first quarter was $83.2 million, a decrease of 20.9% compared to the same period last year, or 20.3% on a constant currency basis.

Within product revenue, system revenue decreased 39.5%, compared to the same period last year, and decreased 39.2% on a constant currency basis.

Consumables revenue decreased by 5.8% compared to the same period last year and decreased 5.1% on a constant currency basis.

Services revenue was $49.7 million, a decrease of 0.9% compared to the same period last year and decreased 0.6% on a constant currency basis.

Within services revenue, customer support revenue increased by 2.2% compared to the same period last year and increased 2.9% on a constant currency basis.

SLIDE 19: GROSS MARGINS

GAAP gross margin was 45.0% for the quarter, compared to 49.2% for the same period last year.

Non-GAAP gross margin was 48.4% for the quarter, compared to 52.0% for the same period last year. The decline in gross margin is due primarily to the lower proportion of hardware and consumables out of the total revenue mix. We are confident that our gross margins will return to their usual range once the situation passes.

SLIDE 20: OPERATING EXPENSES

GAAP operating expenses was $79.8 million, relatively flat compared to the same period last year.

Non-GAAP operating expenses decreased by 1.6% to $72.7 million for the quarter as compared to the same period last year, driven by cost-cutting measures in SG&A. Please note that R&D spending this quarter was higher than Q1 of last year, as we remain committed to our long-term strategy and we continue to invest in developing new products that we believe will meaningfully expand our addressable markets.

SLIDE 21: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company generated $11.3 million of cash from operations during the first quarter, as compared to $4.6 million of cash generated in the same quarter last year.

We ended the quarter with $325.5 million in cash, cash equivalents and short-term deposits, compared to $321.8 million at the end of the fourth quarter of 2019. We believe that we are well-prepared to manage the COVID-19 situation with a strong balance sheet and no debt, while focusing on cost-control and cash generation.

The company is withdrawing its 2020 financial guidance for revenue, GAAP and non-GAAP net income and EPS, non-GAAP operating margins and capital expenditures due to the high level of economic uncertainty and disruption caused by COVID-19.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

I’d like to turn the call back to Yoav for closing remarks, Yoav?

SLIDE 22: CEO CLOSING REMARKS

SPEAKER: Yoav Zeif

Thank you, Lilach.

Our communication with the channels and key customers remains highly active, and we have continued to do business during this time, but with the US and other markets still effectively closed, we have little indication regarding the pace of recovery. Therefore, we believe that there is too much uncertainty at this point to provide a reasonable estimate of the full year financial impact related to COVID-19. Directionally speaking, we expect that many if not most of our customers will continue to keep their spending to a minimum in Q2, and given that there will be a full quarter’s worth of COVID-19 impact we currently expect a sequential decline of 5%-10%. As for how things look as we emerge and begin to recover, it’s clear that this crisis has helped generate significant awareness that 3D printing is becoming essential for accelerating and improving design, speeding up time to market and production, and creating less dependent and more resilient global supply chains, including localized digital inventory and distributed manufacturing. We’ve heard first-hand from our customers that executives are asking their engineering teams more questions about what 3D printing can do for them. This is important because optimizing value from additive manufacturing is a strategic exercise, and Stratasys is particularly suited to play the role of strategic additive partner for our customers. If economic recovery begins to kick in during H2 we would expect to see a gradual improvement, and we could see a return to sequential growth in the back half of the year. Additionally, we believe that we will be able to capitalize on the improved perspective of many businesses and governments, who, because of this crisis, are recognizing the weak links in their current production flow that we proved can be addressed by incorporating additive manufacturing. Meanwhile, we are being proactive in managing our performance during this challenging time. We built inventory last year to improve efficiencies and limit disruption. We've reprioritized spending to ensure adequate resources to address both COVID-19-related items and those critical for strategic growth. And we continue to monitor the industry for opportunities. Our agile, high-performing team is helping us persevere through it and is simultaneously preparing to seize upon opportunities to support an exciting growth period as we all recover from the current situation.

As part of my first 100 days as CEO, I have been directing a deep-dive diagnostic and strategic review of the company. Later in the year I plan to share a more extensive view of how Stratasys will look as we lead our industry forward with strong and sustainable growth for many years to come.

SLIDE 23: THANK YOU - Q&A

SPEAKER: Yonah Lloyd

Operator, please open the call for questions.

SPEAKER: Yoav Zeif

Thank you for joining us, stay safe and healthy, looking forward to updating you again next quarter.

SLIDE 24: FINANCIAL RECONCILIATION TABLES